Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich St.

New York, New York 10013

January 16, 2024

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova Jan Woo Ryan Rohn Stephen Krikorian

Re:	Joint Stock Company Kaspi.kz Registration Statement on Form F-1 File No. 333-276293

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Joint Stock Company Kaspi.kz (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M., Eastern Time, on January 18, 2024, as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 250 copies of the Preliminary Prospectus dated January 16, 2024 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned, as the representatives of the underwriters of the above issue, hereby represents on behalf of the underwriters that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely,

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
Name: Daniel Tay
Title: Executive Director

[Signature Page to Acceleration Request]

Sincerely,

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name: Ilana Foni
Title: Executive Director

[Signature Page to Acceleration Request]

Sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kayihan Kopmaz
Name: Kayihan Kopmaz
Title: Managing Director

[Signature Page to Acceleration Request]